
March 1, 2023

Linghui Kong
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

> **Re: Bitdeer Technologies Group**
> **Amendment No. 11 to Draft Registration Statement on Form F-4**
> **Submitted February 10, 2023**
> **CIK No. 0001899123**

Dear Linghui Kong:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 11 to Draft Registration Statement on Form F-4

Risk Factors, page 42

1. Please provide risk factor disclosure clarifying that, based on the relevant facts as they exist today, Zcash may be a security under the federal securities laws.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Cai